15025990

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-13975

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Princor Financial Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 High Street
(No. and Street)

Des Moines	IA	50392-0200
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tracy W. Bollin 515-362-1345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/8

OATH OR AFFIRMATION

I, Tracy W. Bollin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Princor Financial Services Corporation, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Chief Financial Officer

Notary Public

THÉA AMSDEN
Commission Number 221444
My Commission Expires
March 15, 2017

This report contains:

(X) (a) Facing Page.
(X) (b) Statement of Financial Condition.
(X) (c) Statement of Operations.
(X) (d) Statement of Cash Flows.
(X) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X) (g) Computation of Net Capital.
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

Financial Statements and Supplementary Information

Princor Financial Services Corporation
Years Ended December 31, 2014 and 2013
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Princor Financial Services Corporation

Financial Statements and Supplemental Information

Years Ended December 31, 2014 and 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Princor Financial Services Corporation

We have audited the accompanying statements of financial condition of Princor Financial Services Corporation, (the Company) as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Princor Financial Services Corporation at December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules IIA has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2015

Princor Financial Services Corporation

Statements of Financial Condition

	December 31	
	2014	**2013**
Assets		
Cash	**$ 15,736,556**	$ 17,222,378
Receivables from:		
Affiliates	**4,630,557**	4,089,544
Others	**2,249,558**	2,137,935
Prepaid expenses	**1,175,863**	426,129
Net deferred income taxes	**1,626,087**	1,625,828
Total assets	**$ 25,418,621**	$ 25,501,814
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	**$ 870,325**	$ 809,656
Income taxes payable	**557,331**	517,042
Accounts payable	**1,914,206**	1,316,733
Payables to:		
Principal Life Insurance Company	**4,490,641**	3,286,759
Other affiliates	**1,831,275**	1,586,598
Total liabilities	**9,663,778**	7,516,788
Stockholder's equity:		
Common stock, par value $10.00 per share – authorized 50,000 shares; issued and outstanding 40,000 shares (all owned by Principal Financial Services, Inc., a wholly owned subsidiary of Principal Financial Group, Inc.)	**400,000**	400,000
Additional paid-in capital	**12,464,376**	10,742,469
Retained earnings	**2,890,467**	6,842,557
Total stockholder's equity	**15,754,843**	17,985,026
Total liabilities and stockholder's equity	**$ 25,418,621**	$ 25,501,814

See accompanying notes.

Princor Financial Services Corporation

Statements of Operations

	December 31	
	2014	**2013**
Brokerage revenues:		
Commissions:		
Principal Mutual Funds	**$ 17,091,523**	$ 16,570,190
Other mutual funds	**13,456,247**	11,602,368
General securities	**68,761,315**	57,583,484
Variable annuities and flexible variable life policies	**6,570,739**	6,777,528
Distribution and shareholder servicing fees	**31,494,304**	27,340,119
Retirement plan revenue	**171,688,998**	158,978,668
Total brokerage revenues	**309,063,126**	278,852,357
Less commission – related expenses:		
Commission to advisors	**47,640,336**	38,932,726
Commission to brokers	**13,043,677**	13,056,870
Commission to other broker-dealers	**1,164,004**	997,535
Distribution fees	**9,606,193**	8,114,671
Field personnel allocated expenses	**6,782,550**	5,324,835
Other distribution expenses	**9,785,723**	8,570,077
Retirement plan expenses	**171,688,998**	158,978,668
Total commission – related expenses	**259,711,481**	233,975,382
Net brokerage revenues	**49,351,645**	44,876,975
Other revenues:		
Other revenue	**2,076**	3,000
Total other revenues	**2,076**	3,000
Operating expenses:		
Salaries and benefits	**27,395,022**	25,859,456
General and administrative expenses	**14,970,454**	12,857,135
Total operating expenses	**42,365,476**	38,716,591
Income from operations before income taxes	**6,988,245**	6,163,384
Income taxes	**2,823,943**	2,577,071
Net income	**$ 4,164,302**	$ 3,586,313

See accompanying notes.

Princor Financial Services Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2013	$ 400,000	$ 9,130,039	$ 7,350,042	$ 16,880,081
Net income	–	–	3,586,313	3,586,313
Dividend paid to PFSI	–	–	(4,000,000)	(4,000,000)
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	1,612,430	(93,798)	1,518,632
Balance at December 31, 2013	400,000	10,742,469	6,842,557	17,985,026
Net income	–	–	**4,164,302**	**4,164,302**
Dividend paid to PFSI	–	–	**(8,000,000)**	**(8,000,000)**
Capital contribution in the form of forgiveness of allocated stock-based compensation expense	–	**1,721,907**	**(116,392)**	**1,605,515**
Balance at December 31, 2014	**$ 400,000**	**$ 12,464,376**	**$ 2,890,467**	**$ 15,754,843**

See accompanying notes.

Princor Financial Services Corporation

Statements of Cash Flows

	December 31 2014	December 31 2013
Operating activities		
Net income	**$ 4,164,302**	$ 3,586,313
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Allocation of stock-based compensation	**1,721,907**	1,612,430
Equity distribution in the form of common stock to employees	**(116,392)**	(93,798)
Deferred income taxes	**(259)**	414,284
Changes in operating assets and liabilities:		
Due from others and prepaid expenses	**(861,357)**	(494,444)
Due to Principal Life Insurance Company	**1,203,882**	833,977
Due to/from other affiliates	**(296,336)**	(454,026)
Commissions payable, accounts payable, and income taxes recoverable/payable	**698,431**	888,891
Net cash provided by operating activities	**6,514,178**	6,293,627
Financing activities		
Payment of dividend to Principal Financial Services, Inc.	**(8,000,000)**	(4,000,000)
Net cash distributed in financing activities	**(8,000,000)**	(4,000,000)
Net increase (decrease) in cash and cash equivalents	**(1,485,822)**	2,293,627
Cash and cash equivalents beginning of year	**17,222,378**	14,928,751
Cash and cash equivalents end of year	**$ 15,736,556**	$ 17,222,378
Supplemental disclosure of cash flow information		
Net cash paid during the year for income taxes	**$ 2,583,644**	$ 2,061,988

See accompanying notes.

1. Organization and Nature of Business

Princor Financial Services Corporation ("the Company") is an introducing broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company engages primarily in the sale of shares of mutual funds, including open-end investment companies ("Principal Mutual Funds") organized by Principal Life Insurance Company ("PLIC"), an affiliate, and registered variable annuity contracts and flexible variable life policies issued by PLIC.

The Company is a wholly owned subsidiary of Principal Financial Services, Inc. ("PFSI"), who in turn is an indirect, wholly owned subsidiary of Principal Financial Group, Inc. ("PFG"), a Delaware business corporation.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission income is derived from the sale of mutual fund shares, direct participation programs, variable annuity contracts, flexible variable life policies, certificates of deposit, wrap products of a registered investment advisor, and general securities and is recorded on a trade-date basis.

Retirement Plan Revenue and Expense

Retirement Plan Revenue and Retirement Plan Expense within the income statement represents revenue the Company records that is passed directly onto other business units within PFG. The Company is the Broker Dealer that holds the contract for this revenue. The Company records the revenue and expense within the same time period.

2. Significant Accounting Policies (continued)

Federal and State Taxes on Income

The Company is taxed as a division of PFG at corporate rates based on existing tax laws. Current income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income taxes are provided for the tax effect of temporary differences in the financial reporting and income tax bases of assets and liabilities and net operating losses using enacted income tax rates and laws. The effect on deferred income tax assets and deferred income tax liabilities of a change in tax rates is recognized in operations in the period in which the change is enacted.

Subsequent Events

The Company's management has evaluated all subsequent events through the date the financial statements were issued.

3. Income Taxes

Income Tax Expense

The Company's taxable income or loss is included in the consolidated income tax return filed by PFG, the Company's ultimate parent.

PFG has adopted the policy of allocating income tax expense and benefits to members of its consolidated group based upon their pro rata contribution of taxable income or loss. The Company paid taxes of $2,583,644 and $2,061,988 during 2014 and 2013, respectively

Our income tax expense was as follows:

	For the Year Ended December 31	
	2014	**2013**
Current income taxes:		
U.S. Federal	$ **2,304,160**	$ 1,709,180
State	**520,042**	453,607
Total current income taxes	**2,824,202**	2,162,787
Deferred income taxes:		
U.S. Federal	$ **(207)**	$ 337,269
State	**(52)**	77,015
Total deferred income taxes	**(259)**	414,284
Total income taxes	$ **2,823,943**	$ 2,577,071

1401-1185889

3. Income Taxes (continued)

Effective Income Tax Rate

The effective rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

Unrecognized Tax Benefits

The amount of unrecognized tax benefits calculated for the Company as of December 31, 2014 and 2013 is not material to the Company's financial position. Therefore, the total amount of unrecognized tax benefits, that if recognized, would affect the effective income tax rate is immaterial. The Company recognizes interest expense and penalties related to income taxes in operating expenses. The Company recognized no accumulated pre-tax interest and penalties related to unrecognized tax benefits in 2014 and 2013.

We do not believe there is a reasonable possibility that the total amount of unrecognized tax benefits will significantly increase or decrease in the next twelve months.

3. Income Taxes (continued)

Net Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our net deferred income taxes were as follows:

	December 31	
	2014	**2013**
Deferred income tax assets:		
Stock compensation	**$ 985,752**	$ 1,072,874
Employee benefits	**695,759**	637,564
Other deferred income tax assets	**86,694**	86,694
Total deferred income tax assets	**1,768,205**	1,797,132
Deferred income tax liabilities:		
Prepaid Expenses	**(142,118)**	(171,304)
Total deferred income tax (liabilities)	**(142,118)**	(171,304)
Total net deferred income tax assets (liabilities)	**$ 1,626,087**	$ 1,625,828

In management's judgment, total deferred income tax assets are more likely than not to be realized.

3. Income Taxes (continued)

Other Tax Information

The Internal Revenue Service ("IRS") completed its examinations of tax years 2004 through 2008. PFG filed claims for refund for tax years 2004 and 2005 during 2012 and will file claims for refund relating to disputed adjustments for tax years 2006 through 2008 in 2015. The IRS commenced audit of PFG's federal income tax return for 2009 during the fourth quarter of 2011, for 2010 during the first quarter of 2012 and for 2011 during the first quarter of 2013. PFG and the Company do not expect the results of these audits or developments in other tax areas for all open tax years to significantly change the possible increase in the amount of unrecognized tax benefits, but the outcome of tax reviews is uncertain and unforeseen results can occur.

4. Net Capital Requirements

The Company is an introducing broker-dealer and clears certain securities transactions with and for customers on a fully disclosed basis with the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, the clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had defined net capital of $7,364,502, which was $6,720,250 in excess of its required net capital of $644,252. The SEC rules related to the calculation of minimum net capital requirements require the Company to maintain capital at least equal to 6-2/3% of aggregate indebtedness, with a minimum fixed dollar amount of $250,000.

The Company has a special bank account, with a balance of $12,034 and $35,933 at December 31, 2014 and 2013, respectively, as required under Rule 15c3-3(k)(2)(ii), designated "Special Account for the Exclusive Benefit of Customers."

5. Related-Party Transactions

As set forth on the consolidated statements of operations, the Company receives the following fees from PLIC and Principal Mutual Funds:

- The Company collects commissions for the sale of Principal Mutual Funds and variable annuity and flexible variable life products offered by Principal Life.

- The Company receives distribution (Rule 12b-1) and shareholder servicing fees from Principal Mutual Funds and nonproprietary mutual funds used by other product lines offered.

The Company has entered into an expense reimbursement agreement with PLIC. PLIC performs certain functions on its own behalf and on behalf of many subsidiaries, including the Company, and shares the use of certain equipment, personnel and facilities with its subsidiaries. On a monthly basis PLIC bills the subsidiaries, including the Company, for amounts due for the performance of such services and functions and the use of such equipment, personnel and facilities. Amounts billed to the Company by PLIC for the years ended December 31, 2014 and 2013, were $36,148,302 and $30,915,171, respectively.

PFG has allocated the expenses associated with stock based compensation to each of its subsidiaries, with the allocation aggregating $1,721,907 and $1,612,430 to the Company for the years ended December 31, 2014 and 2013, respectively. As PFG has not required the allocation to be settled in cash, the amount has been treated as a capital contribution.

6. Contingencies

In the ordinary course of business, the Company is involved in and subject to asserted and unasserted claims from customers and other contractual disputes. In the opinion of management, adequate provision has been made for any potential losses that may result from these actions.

The Company is regularly involved in litigation, both as a defendant and as a plaintiff, but primarily as a defendant. Litigation naming the Company as a defendant ordinarily arises out of the Company's business operations as a provider of asset management and accumulation products and services. Some of the lawsuits are class actions, or purport to be, and some include claims for punitive damages. In addition, regulatory bodies, such as, the SEC, FINRA and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws and laws governing the activities of broker-dealers. The Company receives requests from regulators and other governmental authorities relating to other industry issues and may receive additional requests, including subpoenas and interrogatories, in the future.

While the outcome of any pending or future litigation or regulatory matter cannot be predicted, management does not believe that any pending litigation or regulatory matter will have a material adverse effect on the Company's business or financial position. The outcome of such matters is always uncertain, and unforeseen results can occur. It is possible that such outcomes could materially affect net income in a future period.

Supplementary Information

Princor Financial Services Corporation

Computation of Net Capital – Pursuant to Rule 15c3-1

December 31, 2014

Computation of Net Capital

Total ownership equity from Statement of Financial Condition		$ 15,754,843
Deductions and/or charges:		
Non-allowable assets:		
Receivables from non-customers	$ 6,453,757	
Other assets	1,906,632	
Other deductions and/or charges	6,033	
Total deductions and/or charges		8,366,422
Net Capital before haircuts on securities positions		7,388,421
Haircuts on securities – Other securities		23,919
Net Capital		$ 7,364,502
Computation of Basic Net Capital Requirement:		
Net capital requirement (minimum)		$ 644,252
Excess net capital		$ 6,720,250
Total aggregate indebtedness		$ 9,663,778

1401-1185889

Princor Financial Services Corporation

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2014

Computation for Determination of Reserve Requirements

Pursuant to Rule 15c3-3:

Exemptive Provision

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	____
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	____
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm: Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation	X
D. (k)(3) – Exempted by order of the Commission	____

1401-1185889

Princor Financial Services Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2014

There were no differences between the computation of net capital under Rule 15c3-1, which is included in this audited report, and the computation of net capital in the Company's corresponding unaudited Focus Report (Form X-17A-5 Part IIA) filing submitted to FINRA as of December 31, 2014.

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Princor Financial Services Corporation Exemption Report, in which (1) Princor Financial Services Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions during the period from June 1, 2014 through December 31, 2014 except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Princor Financial Services Corporation:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Princor Financial Services Corporation, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Princor Financial Services Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2014 through December 31, 2014. Princor Financial Services Corporation's management is responsible for Princor Financial Services Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or wire detail and bank statement. There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 to December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

EY
Building a better working world

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of
Principal Funds Distributor, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Principal Funds Distributor, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Principal Funds Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period January 1, 2014 through December 31, 2014. Principal Funds Distributor, Inc.'s management is responsible for Principal Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, including a copy of the check or wire detail and bank statement. There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014 with the amounts reported in Form SIPC-7 for the period from January 1, 2014 to December 31, 2014. There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including monthly revenue detail from the general ledger. There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments. There were no findings.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period from January 1, 2014 to December 31, 2014. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2015

Princor Financial Services Corporation Exemption Report
Covering the Period June 1 – December 31, 2014

Princor Financial Services Corporation (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii) – All Customer transactions cleared through another broker-dealer on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. 240 15c3-3 (k) throughout the period from June 1, 2014 to December 31, 2014, except as described in Attachment A.

Princor Financial Services Corporation

I, Tracy Bollin, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chief Financial Officer

February 24, 2015